UNITED STATES
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15047074

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash. D.C.
404

SEC FILE NUMBER
8-47023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newedge USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 500
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Anderson (312) 762-3045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XA 3/7

KW 3/11

OATH OR AFFIRMATION

I, Edward Cullen, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newedge USA, LLC, (the company) as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RICHARD A FINGARD
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/09/16

Notary Public

Edward Cullen
Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Debt.
- ☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Computation for Determination of PAB Account Reserve Requirements of Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☒ (n) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Supplemental Information

Newedge USA, LLC
(A Delaware Limited Liability Company)
December 31, 2014
With Report of Independent Registered Public Accounting Firm

Newedge USA, LLC

Statement of Financial Condition and
Supplemental Information

December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Newedge USA, LLC

We have audited the accompanying statement of financial condition of Newedge USA, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Newedge USA, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, III IV, V, VI, and VII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ernst & Young LLP

Chicago, Illinois
February 27, 2015

Newedge USA, LLC

Statement of Financial Condition
(Thousands of Dollars)

December 31, 2014

Assets	
Cash and cash equivalents	$ 294,220
Funds segregated for regulatory purposes	14,928,013
Receivables:	
Brokers, dealers, and clearing organizations (net of allowance of $602)	1,553,076
Customers (net of allowance of $3,923)	728,632
Securities purchased under agreements to resell	14,247,919
Securities borrowed	4,051,620
Financial instruments owned	25,083
Fixed assets (net of accumulated depreciation and amortization of $137,326)	14,804
Other assets	37,042
	$ 35,880,409
Liabilities and member's equity	
Short-term borrowings	$ 575,000
Payables:	
Brokers, dealers, and clearing organizations	1,458,260
Customers	14,038,903
Securities sold under agreements to repurchase	13,765,187
Securities loaned	3,968,987
Accounts payable and accrued liabilities	48,363
Other liabilities	56,130
	33,910,830
Subordinated debt	905,000
Member's equity	1,064,579
Total liabilities and member's equity	$ 35,880,409

See notes to statement of financial condition.

1. Organization and Nature of Operations

The Company

Newedge USA, LLC (NUSA or the Company) became wholly owned by Société Générale (SG or Member), a large financial institution based in Paris, France effective December 23, 2014 as a result of the sale of NUSA by Newedge Group SA. Newedge Group SA is a wholly owned subsidiary of SG effective May 7, 2014, as a result of SG's purchase of Credit Agricole CIB's interest in Newedge Group SA.

On January 2, 2015, SG contributed 100% of its ownership to SG Americas Securities Holdings, LLC (SGASH) which immediately merged NUSA with SG Americas Securities, LLC (SGAS). Refer to footnote 13 for further explanation.

Nature of Operations

NUSA is a registered broker-dealer and futures commission merchant principally engaged in the intermediation of futures contracts, fixed-income securities, equities, foreign exchange, and the related derivatives for customers, affiliates, and counterparties. NUSA also engages in limited proprietary trading activities, primarily to facilitate customer transactions. NUSA is a clearing member of most major United States-based futures and securities exchanges and clearing/settlement organizations. Additionally, the Company is a member of select foreign exchanges and clearing organizations.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Although these estimates and assumptions are based on the best available information, actual results may differ from these estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at December 31, 2014, consist of interest-bearing cash accounts and money market funds.

Funds Segregated for Regulatory Purposes

The Company is obligated by rules mandated by the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) to segregate or set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. At December 31, 2014, the Company was in compliance with its segregation requirements, which includes segregation, secured, cleared swaps customer funds, and Rule 15c3-3 requirements. At December 31, 2014, the Company has cash of $5.4 billion, securities, including cash equivalents, of $4.3 billion, securities purchased under agreements to resell of $2.7 billion, and receivables from brokers, dealers, and clearing organizations of $2.5 billion segregated in accordance with these regulatory requirements.

Securities and Derivatives Transactions

Firm-owned securities and proprietary derivatives transactions are recorded on the trade date. Financial instruments owned and financial instruments sold, not yet purchased, including equities, U.S. government securities, and corporate bonds, are recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of indicative dealer quotes or quoted prices for instruments with similar characteristics. Money market funds and mutual funds are valued at the quoted net asset value (NAV). The Company values its referential commodity swap contracts and foreign currency forwards using a valuation based on relevant settlement prices of the referenced futures contract. Futures are valued using the exchange closing settlement price and are included in both receivables from and payables to brokers, dealers, and clearing organizations in the statement of financial condition.

Customer Transactions

Customer securities and commodities transactions are recorded on the settlement date.

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities and options owned or sold by customers and held by the Company are not reflected in the statement of financial condition. These securities are held by the Company as

2. Significant Accounting Policies (continued)

either margin collateral or as fully paid securities in safekeeping. A portion of these securities has been deposited as margin with clearing organizations.

At December 31, 2014, the market value of customer securities held for futures and cleared swaps customers was $4.1 billion, of which $3.5 billion has been pledged as margin at carrying brokers and clearing organizations.

At December 31, 2014, the market value of securities used to secure equity customer margin balances was $361.6 million, of which $139.3 million was used to collateralize financing for the customer margin balances.

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are generally collateralized by U.S. government and government agency securities and are carried at their contracted resale or repurchase amounts plus accrued interest. Repurchase and resale transactions are presented on a net-by-counterparty basis in the accompanying statement of financial condition, where net presentation is permitted pursuant to the provisions of Accounting Standards Codification (ASC) 210-20, *Offsetting*.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

2. Significant Accounting Policies (continued)

Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date and margin deposits. Payables to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from the seller by the settlement date. Receivables and payables to brokers, dealers, and clearing organizations also include amounts related to net receivables and payables from unsettled trades.

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements, software, and internally developed software and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software. Leasehold improvements are amortized over the lesser of their economic useful life or the terms of the underlying leases.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the statement of financial condition date.

Income Taxes

The Company uses the asset and liability method to provide income taxes on all transactions recorded in the financial statement. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. ASU 2013-11 amends the guidance within ASC 740-10, *Income Taxes*, to required entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The disclosures governed by ASU 2013-11 are effective for fiscal periods beginning after December 15, 2014. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statement.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

This ASU also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, this ASU requires an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal periods beginning after December 15, 2016. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statement.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860) *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The amendments in this ASU require two accounting changes. First, the amendments in this update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments in this ASU also require disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. ASU 2014-11 is effective for the fiscal periods beginning

2. Significant Accounting Policies (continued)

after December 15, 2014. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

Fair Value of Financial Instruments

ASC 820-10, *Fair Value Measurement,* defines fair value for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches, including market, income, and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own judgments about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded equity securities, listed derivatives, money market funds, mutual funds, and U.S. government securities.

- Level 2 – Quoted prices for identical or similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Financial assets and liabilities utilizing Level 2 inputs include corporate bonds, foreign currency forwards, and referential commodity swaps.

- Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10. The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2014, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents:				
Money market funds	$ 130,000	$ –	$ –	$ 130,000
Funds segregated for regulatory purposes:				
Money market funds	4,260,000	–	–	4,260,000
Customer (receivables):				
Foreign currency forwards	–	77,597	–	77,597
Brokers, dealers, and clearing organizations (receivables):				
Futures contracts*	14,301	–	–	14,301
Financial instruments owned:				
Equities	25,015	–	–	25,015
Corporate bonds	–	15	–	15
Referential commodity swaps	–	53	–	53
Other assets-deferred compensation plan assets:				
Money market funds	7,001	–	–	7,001
Mutual funds	3,063	–	–	3,063
Total assets at fair value	$4,439,380	$ 77,665	$ –	$4,517,045
Liabilities				
Brokers, dealers, and clearing organizations (payables):				
Futures contracts*	$ 12,523	$ –	$ –	$ 12,523
Customer (payables):				
Foreign currency forwards	–	78,603	–	$ 78,603
Total liabilities at fair value	$ 12,523	$ 78,603	$ –	$ 91,126

* Futures contracts are reflected gross before netting by the counterparty in accordance with ASC 815, *Derivatives and Hedging.*

3. Fair Value Disclosures (continued)

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820-10. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no material transfers between the Company's Level 1 and/or Level 2 classified instruments during the year ended December 31, 2014. The Company did not have any Level 3 classified instruments during the year ended December 31, 2014.

4. Transactions with Related Parties

In the normal course of business, the Company provides and receives execution and clearing services for derivatives, securities, and financing transactions with entities affiliated through common ownership. Amounts outstanding to/from such affiliates at December 31, 2014, are reflected in the statement of financial condition as follows (in thousands of dollars):

Assets	
Funds segregated for regulatory purposes	$ 5,757,279
Receivables from brokers, dealers, and clearing organizations	111,201
Receivables from customers	26,809
Securities purchased under agreements to resell	7,993,580
Securities borrowed	240,535
Other assets	6,771
Liabilities	
Short-term borrowings	$ 575,000
Payables to brokers, dealers, and clearing organizations	985,766
Payables to customers	2,416,995
Securities sold under agreements to repurchase	1,083,881
Securities loaned	490,282
Accounts Payable and Accrued Liabilities	7,759
Other liabilities	2,392
Subordinated debt	905,000

Securities and options owned or sold by affiliates and held by the Company are not reflected in the statement of financial condition. These securities are held by the Company as either margin collateral or as fully paid securities in safe keeping. At December 31, 2014, the market value of affiliate securities held for futures business was $1.2 billion.

4. Transactions with Related Parties (continued)

Newedge Facilities Management Inc., an affiliate owned by Newedge Group, provides technology support to the Company for which the Company incurs a fee.

Newedge Group SA allocates a service fee to the Company to cover costs that arise in conjunction with various administrative, financing, and support services.

An affiliate of the Company provides direct financing to certain Newedge USA futures customers. Loan amounts are not recorded in the Company's statement of financial condition.

Société Générale provides short term lending to the Company.

Newedge Group SA provides subordinated debt to the Company.

The arrangements above generally fall under written agreements.

5. Financial Instruments Owned

Financial instruments owned by the Company represent proprietary trading positions.

The balances at December 31, 2014, are presented below (in thousands of dollars):

	Owned
Equities	$ 25,015
Corporate bonds	15
Referential commodity swaps	53
	$ 25,083

The Company holds shares of certain U.S. exchanges, which are required to conduct business on the exchange at cost in accordance with ASC 940, *Financial Services – Brokers and Dealers*. The cost of these shares is $0.1 million and is included in other assets in the statement of financial condition. The fair market value of these shares as of December 31, 2014, based on quoted market prices, is $0.7 million and would be classified as a Level 1 within the fair value hierarchy had these securities been measured at fair value in the statement of financial condition.

6. Derivative, Customer, and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over the counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter (OTC) derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts, and swap contracts.

The swap contracts are referential swaps that are economically similar to futures contracts. The Company records its derivative activities at market or fair value.

At December 31, 2014, the fair value of net derivatives was as follows (in thousands of dollars, except number of contracts):

	Assets[1]	Liabilities[2]	Number of Contracts[3]
Commodity futures contracts	$ 1,778	$ –	127,892
Foreign currency forward contracts	77,597	78,603	521,053
Referential commodity swaps contracts	53	–	211,408
	$ 79,428	$ 78,603	

[1] Reflects derivative assets within receivables from brokers, dealers, and clearing organizations of $1,778 receivables from customers of $77,597 and financial instruments owned of $53.

[2] Reflects derivative liabilities within payables to customers of $78,603.

[3] Contract equivalent is determined using industry standards and equivalent contracts in the futures market. OTC contract equivalents are determined by dividing OTC notionals by associated contract notionals. For minor currencies for which no futures contracts are traded, contract equivalents are determined to be equal to the USD notional divided by $1,000, which is consistent with other minor currency futures contracts. Number of contracts is reported as a quarterly average for the year ended December 31, 2014.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates,

6. Derivative, Customer, and Financing Activities (continued)

and other factors. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit risk. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. For these instruments, the unrealized gain or loss, rather than the contract or notional amounts, represents the approximate cash requirements. To reduce its credit risk for derivative transactions, including referential swaps and foreign currency forwards, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible.

The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The credit risk for such transactions represents the net unrealized gain, net of any collateral held.

The Company engages in limited proprietary derivatives trading activities primarily to facilitate customer transactions.

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2014, were adequate to minimize the risk of material loss that could be created by the positions held.

6. Derivative, Customer, and Financing Activities (continued)

Financing Activities

The Company enters into securities purchase agreements under agreement to resell, securities sold under agreement to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity and cover customer short positions. In addition, the Company enters into securities purchase agreements under agreement to resell as a method of investing excess cash balances. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient close-out of transactions, liquidation, and set-off of collateral against the net amount owed by the counterparty following a default. Default events generally include, among other things, failure to pay or insolvency or bankruptcy of counterparty. In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2014, the Company obtained securities with a fair value of $32.3 billion, of which $31.0 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

At December 31, 2014, the Company had uncommitted short term borrowings of $575 million at a weighted average interest rate of 0.28%.

The following tables present information about the offsetting of these instruments and related collateral amounts (in thousands).

6. Derivative, Customer, and Financing Activities (continued)

	Gross Amount of Recognized Assets	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Assets Presented in Statement of Financial Condition	Collateral Amounts Received/Pledged Eligible for Upon Counterparty Default	Net Amounts
Assets					
Funds segregated for regulatory purposes:					
Securities purchased under agreements to resell	$ 2,731,868	$ –	$ 2,731,868	$ (2,731,868)	$ –
Securities purchased under agreements to resell	25,620,481	(11,372,562)	14,247,919	(14,247,919)	–
Securities borrowed	4,051,620	–	4,051,620	(4,051,620)	–
Brokers, dealers, and clearing organizations (receivables):					
Future contracts	14,301	(12,523)	1,778	–	1,778

	Gross Amount of Recognized Liabilities	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Liabilities Presented in Statement of Financial Condition	Collateral Amounts Received/Pledged Eligible for Upon Counterparty Default	Net Amounts
Liabilities					
Securities sold under agreements to repurchase	$ 25,137,749	$ (11,372,562)	$ 13,765,187	$ (13,765,187)	$ –
Securities loaned	3,968,987	–	3,968,987	(3,968,987)	–
Brokers, dealers, and clearing organizations (payables):					
Futures contracts	(12,523)	(12,523)	–	–	–

There are no material foreign currency forwards or referential commodity swaps subject to offset under a master netting agreement.

7. Fixed Assets

Fixed assets consisted of the following at December 31, 2014 (in thousands of dollars):

Furniture and equipment	$	52,994
Leasehold improvements		44,807
Software		46,339
Internally-developed software		7,990
		152,130
Less accumulated depreciation and amortization		(137,326)
	$	14,804

8. Income Taxes

At December 31, 2014, the Company had a gross deferred tax asset of $66.2 million and a deferred tax liability of $11.3 million, which are included other assets in the statement of financial condition. Deferred tax assets are comprised principally of the net temporary differences related to deferred compensation arrangements, deferred compensation expense accruals, provisions for doubtful accounts, and depreciation and amortization. Deferred tax liabilities are comprised principally of net temporary differences related to valuation of certain stock in exchanges and section 481(a) adjustments.

The Company has recorded a valuation allowance of approximately $54.9 million related to net temporary differences, and Federal and state and local net operating losses, which is a $52.3 million increase from prior year as a result of the three-year cumulative loss position. The valuation allowance is included in other assets in the statement of financial condition.

The Company included in other liabilities in the statement of financial condition at December 31, 2014, a current tax liability of $ 20.0 million. Of this amount, $10.1 million related to uncertain tax positions on income tax and $3.5 million related to uncertain tax positions on capital tax. Also included in the current tax liability is accrued interest of $6.4 million related to these positions.

Included in other assets in the statement of financial condition is a current tax receivable of $1.7 million. This receivable is primarily related to federal tax benefit on local tax payments and a 2013 carryback claim.

8. Income Taxes (continued)

The Company is subject to income tax examinations for its federal, state, and local income taxes. The federal and certain state income tax returns are closed to examination through 2006. Federal return examinations have been completed through 2010. New York State return examinations have been completed through 2004, and its 2005 and 2006 income tax returns are closed to examination due to the statute expiration. New York City return examinations have been completed through 2008.

The Company is currently under examination for federal and New York State income tax for the years 2007 through 2010, Illinois for tax years 2007 and 2008, and New York City for 2009 and 2010. The Company does not expect any of the examinations to result in any adjustment that will materially affect the liability for uncertain tax positions.

9. Subordinated Debt

At December 31, 2014, the Company had subordinated debt outstanding totaling $905 million under agreements with Newedge Group as follows (in thousands of dollars):

Interest Rate	Maturity Date	Amount
LIBOR + 1.50%	September 30, 2015	$ 605,000
LIBOR + 1.43%	March 31, 2016	300,000
	Total	$ 905,000

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the SEC net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

10. Commitments, Contingencies, and Guarantees

Commitments

The Company has various noncancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2018. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

Years ending December 31	Future Minimum Lease Payments
2015	$ 9,872
2016	10,013
2017	6,879
2018	726
	$ 27,490

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect on the Company's financial position.

Guarantees

The Company is a member of various U.S. and foreign exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Benefit Plans and Deferred Compensation Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) in which substantially all of its employees are eligible to participate. The Plan provides for the Company's contributions based on the employees' salaries or a match of employee contributions, as defined.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed and are immediately vested in the plan upon deferral. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Assets totaling approximately $10.1 million and liabilities totaling approximately $5.3 million are included in other assets and other liabilities, respectively, in the statement of financial condition at December 31, 2014.

The Company also sponsors certain other deferred compensation plans under which amounts are deferred for officers or employees subject to the plans and paid over a four-year vesting period, subject to certain employment conditions. These employees' deferred amounts may fluctuate based on the future performance of the Company.

12. Net Capital Requirements and Other Regulatory Matters

NUSA is subject to the minimum financial requirements of the SEC and the CFTC. Under these requirements, NUSA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.5 million or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, NUSA is required to maintain adjusted net capital equal to the greater of $20.0 million or the sum of 8% of the customer risk maintenance margin requirements and 8% of the non-customer risk maintenance margin requirements, as defined. The Company's net capital requirement is the greater of the SEC or the CFTC requirement. At December 31, 2014, the Company used the CFTC requirement.

At December 31, 2014, NUSA had net capital of approximately $1,764 million, which was approximately $776 million in excess of its net capital requirement.

As a clearing broker-dealer, NUSA computes a reserve requirement for Proprietary Accounts of Broker-Dealers (PAB calculation), as defined. The PAB calculation is completed for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held at Newedge USA as allowable assets in the correspondent's net capital computation. At December 31, 2014, Newedge USA had excess PAB funds of $8.5 million.

12. Net Capital Requirements and Other Regulatory Matters (continued)

As a broker-dealer and futures commission merchant that clears customer accounts, NUSA is subject to the segregation, secured and cleared swaps customer requirements outlined by the CFTC and the customer protection requirements of the SEC (Reserve). Under these requirements, the Company must compute its customer requirements in each of these separate categories and ensure that amounts are set aside to cover these obligations. At December 31, 2014, Newedge USA had excess segregated funds of $973.7 million, excess secured funds of $428.7 million, excess cleared swaps customer funds of $175.0 million, and excess Reserve funds of $190.5 million.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

13. Subsequent Events

On January 2, 2015 SG contributed 100% of its Limited Partnership interest in NUSA to SGASH. Simultaneously, with the approval of FINRA and CFTC, SGASH merged 100% of NUSA into SGAS with the surviving company being SGAS. For reasons of business growth and operational efficiency, to better serve the existing clients of both SGAS and NUSA and to build the existing business footprint of both firms, SGASH has combined the existing fixed income, equities and structured products businesses of SGAS with NUSA's clearing and prime brokerage activities into a single legal entity. The merger of SGAS and NUSA will realize business synergies and rationalize the use of regulatory capital and other scarce resources.

Supplemental Information

Newedge USA, LLC
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
(Thousands of Dollars)

December 31, 2014

Net capital		
Total member's equity	$ 1,064,579	
Add subordinated debt	905,000	
Total capital and allowable subordinated debt		$ 1,969,579
Deductions and/or charges:		
Non-allowable assets:		
Exchange memberships and stock in exchanges	10,709	
Receivables from customers	9,761	
Receivables from affiliates	6,042	
Fixed assets	14,804	
Deferred compensation plan, net of allowable portion of $4,569	5,495	
Prepaid expenses	17,379	
Other non-allowable assets	8,283	
Total non-allowable assets	72,473	
Additional charges for customers' and non-customers' commodity accounts (4% SOV charge)	11,291	
Aged failed-to-deliver (4 items)	261	
Commodity futures contracts and spot commodities proprietary capital charges	2,206	
Other deductions and/or charges (primarily deductions on stock loan and securities borrow agreements and a 5% charge on receivables at foreign brokers)	28,332	
Total deductions and/or charges		(114,563)
Net capital before haircuts		1,855,016
Haircuts on securities		
Trading and investment securities:		
Certificates of deposit and commercial paper	–	
U.S. government obligations	–	
Corporate obligations	–	
Equities	3,605	
Other securities (money market investments)	87,800	
Undue concentration	–	
Other (uncovered inventory)	–	
Total haircuts on securities		(91,405)
Net capital		$ 1,763,611

Newedge USA, LLC
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission (continued)
(Thousands of Dollars)

Net capital			$	1,763,611
Computation of alternative net capital requirement				
Amount of customer risk maintenance margin requirement	$	10,701,947		
8% of customer risk maintenance margin requirement				856,156
Amount of non-customer risk maintenance margin requirement		1,645,650		
8% of non-customer risk maintenance margin requirement				131,652
Total alternative net capital requirement				987,808
Greater of:				
8% of the customer risk maintenance margin requirement and 8% of the non-customer risk maintenance margin requirement under the Commodity Exchange Act				
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $1,067,193); or minimum dollar net capital requirement of the Company				
Net capital requirement				987,808
Excess net capital			$	775,803
Net capital in excess of 110% of the risk-based capital requirement under the Commodity Exchange Act			$	677,023

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2014 Part II FOCUS filing.

Newedge USA, LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
(Thousands of Dollars)

December 31, 2014

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 1,708,357	
Monies payable against customers' securities loaned	143,274	
Customers' securities failed to receive	881	
Credit balances in firm accounts which are attributable to principal sales to customers	177	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	5,426	
Other – customer-owned securities on deposit with the Options Clearing Corporation to meet customer margin requirements	435,309	
Total credits		$ 2,293,424
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection, net of deductions	376,807	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	112,452	
Failed to deliver of customers' securities not older than 30 calendar days	143,196	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	434,738	
Aggregate debit items	1,067,193	
Less 3% (for alternative method)	(32,016)	
Total 15c3-3 debits		1,035,177
Reserve computation		
Excess of total credits over total debits		$ 1,258,247
Amount held on deposit in "Reserve Bank Account(s)," including $1.220 billion of qualified securities, at end of reporting period		$ 1,448,788

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2014 Part II FOCUS filing.

Newedge USA, LLC
Schedule III
Computation for Determination of PAB Account Reserve Requirements of Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
(Thousands of Dollars)

December 31, 2014

CREDIT BALANCES		
Free credit balances and other credit balances in PAB security accounts	$ 20,055	
Total PAB Credits		$ 20,055
DEBIT BALANCES		
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver	4,511	
Total PAB Debits		$ 4,511
RESERVE COMPUTATION		
Excess of total PAB credits over total PAB debits		$ 15,544
PAB Reserve Requirement		15,544
Amount held on deposit in "Reserve Bank Account(s)", including $ 0 value of qualified securities, at end of reporting period		$ 24,011

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2014 Part II FOCUS filing.

Newedge USA, LLC
Schedule IV
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	None
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2014 Part II FOCUS filing.

Newedge USA, LLC
Schedule V
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
(Thousands of Dollars)

December 31, 2014

Segregation requirement		
Net ledger balance:		
Cash	$	8,727,927
Securities (at market)		3,061,950
Net unrealized profit in open futures contracts		536,408
Exchange-traded options:		
Add market value of open option contracts purchased on a contract market		8,291,478
Deduct market value of open option contracts sold on a contract market		(8,529,791)
Add accounts liquidating to a deficit and accounts with debit balances – gross amount		30,263
Less amount offset against U.S. Treasury obligations owned by particular customers		(19,561)
Amount required to be segregated		12,098,674
Funds on deposit in segregation		
Deposited in segregated funds bank accounts:		
Cash		3,949,436
Securities representing investment of customers' funds (at market)		450,552
Securities held for particular customers or option customers in lieu of cash (at market)		223,777
Margins on deposit with clearing organizations of contract markets:		
Cash		1,373,139
Securities representing investment of customers' funds (at market)		4,606,953
Securities held for particular customers or option customers in lieu of cash (at market)		2,838,172
Net settlement from (to) clearing organizations of contract markets		(131,346)
Exchange-traded options:		
Value of open long option contracts		8,291,478
Value of open short option contracts		(8,529,791)
Net equities with other FCMs:		
Net liquidating equity		–
Securities representing investments of customers' funds (at market)		–
Securities held for particular customers or option customers in lieu of cash (at market)		–
Total amount in segregation		13,072,370
Excess funds in segregation	$	973,696

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2014 Part II FOCUS filing.

Newedge USA, LLC
Schedule VI
Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
(Thousands of Dollars)

December 31, 2014

Foreign Futures and Foreign Options Secured Amounts – Summary

I. Check the appropriate box to identify the amount shown below:

- ☐ Secured amounts in only U.S.-domiciled customers' accounts
- ☐ Secured amounts in U.S.- and foreign-domiciled customers' accounts
- ☒ Net liquidating equities in all accounts of customers trading on foreign boards of trade
- ☐ Amount required to be set aside pursuant to law, rule, or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

- ☐ Yes
- ☒ No

Amounts to be set aside in separate Section 30.7 accounts		$ 3,080,922
Total secured amounts		
Cash in banks	$ 1,213,012	
Securities in safekeeping	768,523	
Amounts held by clearing organization of foreign boards of trade	5,338	
Amounts held by members of foreign boards of trade	1,522,726	
Total funds in separate Section 30.7 accounts		3,509,599
Excess funds in separate Section 30.7 accounts		$ 428,677

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2014 Part II FOCUS filing.

Newedge USA, LLC
Schedule VII
Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts-Under Section 4d(f) of the CEA
(Thousands of Dollars)

December 31, 2014

Cleared Swaps Customer Requirements	
Net ledger balance:	
Cash	$ (5,786)
Securities (at market)	350
Net unrealized profit (loss) in open cleared swaps	40,056
Cleared swaps options:	
Market value of open cleared swaps options contracs purchased	-
Market value of open cleared swaps options contracs granted (sold)	-
Add accounts liquidating to a deficit and accounts with debit balances – gross amount	-
Less amount offset by customer-owned securities	-
Amount required to be segregated for cleared swaps customers	34,620
Funds in Cleared Swaps Customer Segregated Accounts	
Deposited in cleared swaps customer segregated accounts at banks	
Cash	156,912
Securities representing investment of cleared swaps customers' funds (at market)	-
Securities held for particular cleared swaps customers in lieu of cash (at market)	350
Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts:	
Cash	50,522
Securities representing investment of cleared swaps customers' funds (at market)	-
Securities held for particular cleared swaps customers in lieu of cash (at market)	-
Net settlement from (to) derivatives clearing organizations	1,857
Cleared swaps options:	
Value of open cleared swaps long option contracts	-
Value of open cleared swaps short option contracts	-
Net equities with other FCMs:	
Net liquidating equity	-
Securities representing investment of cleared swaps customers' funds (at market)	-
Securities held for particular cleared swaps customers in lieu of cash (at market)	-
Total amount in cleared swaps customer segregation	209,641
Excess funds in cleared swaps customer segregation	$ 175,021

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2014 Part II FOCUS filing.